______________________________________________________________________________
NewsRelease
TC PipeLines, LP acknowledges TC Energy Corporation’s offer to acquire its outstanding common units

HOUSTON, Texas - October 5, 2020 (GLOBE NEWSWIRE) -- TC PipeLines, LP (TCP) (NYSE: TCP) today announced that it has received a non-binding offer from TC Energy Corporation (TC Energy) (TSX, NYSE: TRP) to acquire all of the outstanding common units of TCP not beneficially owned by TC Energy or its affiliates in exchange for common shares of TC Energy. Under the proposal, TCP common unitholders would receive 0.650 common shares of TC Energy for each issued and outstanding publicly-held TCP common unit, representing an implied value of US$27.31 per common unit based on the closing price of TC Energy common shares on the New York Stock Exchange (NYSE) on October 2, 2020. This reflects a 7.5 per cent premium to the exchange ratio implied by the 20-day volume weighted average prices of TCP’s common units and TC Energy’s common shares on the NYSE as of October 2, 2020.

The offer has been made to the Board of Directors of the general partner of TCP (the TCP Board). As the general partner of TCP is an indirect wholly-owned subsidiary of TC Energy, a Conflicts Committee composed of independent directors of the TCP Board will be formed to consider the offer pursuant to its processes.

The transaction is subject to the review and favorable recommendation by the Conflicts Committee of the TCP Board and approvals by the TCP Board, the Board of Directors of TC Energy, and the holders of a majority of the outstanding common units of TCP. It is also subject to the negotiation and execution of an agreement and plan of merger, which would provide the definitive terms of the transaction, including the exchange ratio, and customary regulatory approvals. Any definitive agreement is expected to contain customary closing conditions. There can be no assurance that any such approvals will be forthcoming, that a definitive agreement will be executed or that any transaction will be consummated.

About TC PipeLines, LP

TC PipeLines, LP is a Delaware master limited partnership with interests in eight federally regulated U.S. interstate natural gas pipelines which serve markets in the Western, Midwestern and Northeastern United States. The Partnership is managed by its general partner, TC PipeLines GP, Inc., a subsidiary of TC Energy Corporation (NYSE: TRP). For more information about TC PipeLines, LP, visit the Partnership’s website at www.tcpipelineslp.com.

Forward-Looking Statements

Certain non-historical statements in this release relating to future plans, projections, events or conditions are intended to be “forward-looking statements” including, but not limited to, information with respect to a proposed transaction between TCP and TC Energy. These statements are based on current expectations and, therefore, subject to a variety of risks and uncertainties that could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release, including, without limitation to the following: the negotiation and execution, and the terms and conditions, of a definitive agreement relating to the proposed transaction and the ability of TC Energy or TCP to enter into or consummate such agreement; the risk that the proposed merger does not occur; negative effects from the pendency of the proposed merger; failure to obtain the required vote of TCP's unitholders or board support; the timing to consummate the proposed transaction; the focus of management time and attention on the proposed transaction and other disruptions arising from the proposed transaction; potential changes in the TC Energy share price which may negatively impact the value of consideration offered to TCP unitholders; general economic conditions, including the risk of a prolonged economic slowdown or decline; the impact of downward changes in oil and natural gas prices, including any effects on the creditworthiness of our shippers or the availability of natural gas in a low oil price environment, uncertainty surrounding the impact of global health crises that reduce commercial and economic activity, including the recent outbreak of the COVID-19 virus, and the potential impact on our business and our ability to access debt and equity markets that negatively impacts TCP’s ability to finance its capital spending. These and other factors that could cause future results to differ materially from those anticipated are discussed in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year-ended December 31, 2019 filed with the Securities and Exchange Commission (the SEC), as updated and supplemented by subsequent filings with the SEC. All forward-looking statements are made only as of the date made and except as required by applicable law, we undertake no obligation to update any forward-looking statements to reflect new information, subsequent events or other changes.

Important Notice to Investors

This news release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell common units of TCP, and it is not a substitute for any proxy statement or other filings that may be made with the SEC should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from TCP.

Media Inquiries:
Jaimie Harding
403.920.7859 or 800.608.7859
Unitholder and Analyst Inquiries:
Rhonda Amundson
877.290.2772
investor_relations@tcpipelineslp.com